Exhibit 99.28
NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON
WEDNESDAY, MAY 18, 2011
AND
MANAGEMENT PROXY CIRCULAR
APRIL 14, 2011

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Theratechnologies Inc. (the “Corporation”):
NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders (the “Meeting”) of the Corporation will be held at the Sheraton Montreal Center, 1201 René-Lévesque Blvd. West, Montreal, Québec, on Wednesday, May 18, 2011 at 10:00 a.m., local time, for the following purposes:
(1)	to receive the consolidated financial statements for the fiscal year ended November 30, 2010, as well as the auditors’ report thereon;

(2)	to elect directors for the ensuing year;

(3)	to appoint auditors for the ensuing year and authorize the directors to set their compensation;

(4)	to consider, and if deemed advisable, to pass a special resolution (the text of which is attached as Appendix A to the accompanying Management Proxy Circular), with or without amendments, amendmending the articles of the Corporation to add a provision entitling the directors to appoint one or more additional directors, the whole as described in the accompanying Management Proxy Circular; and

(5)	to transact such other business as may properly come before the Meeting.
DATED at Montreal, Québec, Canada, April 14, 2011.
BY ORDER OF THE BOARD OF DIRECTORS
Jocelyn Lafond
Corporate Secretary

MANAGEMENT PROXY CIRCULAR

The information contained in this management proxy circular (the “Circular”) is given as at April 14, 2011, except as otherwise noted. All dollar amounts set forth herein are expressed in Canadian dollars and the symbol “$” refers to the Canadian dollar, unless otherwise indicated.

TABLE OF CONTENTS

ITEM I. INFORMATION RELATING TO THE ANNUAL AND SPECIAL MEETING	1
1. Voting	1
A. By Proxy	1
B. In Person	2
C. Voting Securities and Principal Holders	2
2. Subjects To Be Treated at the Meeting	3
A. Receipt of Financial Statements	3
B. Election of Directors	3
C. Appointment of Auditors	6
D. Amendment to the Articles of the Corporation	7
E. Other Matters to be Acted Upon	7
ITEM II. COMPENSATION	9
1. Executive Compensation	9
A. Compensation Discussion & Analysis	9
B. Summary Compensation Table	15
C. Incentive Plan Awards	18
D. Termination and Change of Control Provisions	21
E. Performance Graph	25
F. Other Information	26
2. Director Compensation	27
A. Determination of Director Compensation	27
B. Director Compensation Table	28
C. Incentive Plan Awards	29
D. Other Information	31
ITEM III. CORPORATE GOVERNANCE DISCLOSURE	32
1. Board of Directors	32
A. Independence	32
B. Meetings of the Board	32
C. Other Board Memberships	33
2. Mandate of the Board of Directors	33
3. Position Descriptions	33
4. Orientation and Continuing Education	33
5. Ethical Business Code of Conduct	33
6. Corporate Governance and Nomination of Directors	34
7. Compensation	34
A. Independence	34
B. Meetings of the Compensation Committee	34
8. Audit Committee	35
A. Independence	35
B. Meetings of the Audit Committee	35
9. Strategic Committee	35
10. Financing Committee	36
ITEM IV. OTHER INFORMATION	37
1. Additional Documentation	37
2. Approval by the Board Of Directors	37
APPENDIX A — Resolution 2011-1 Amendment to the articles of the corporation
APPENDIX B — Compensation Committee Charter
APPENDIX C — Mandate of the Board of Directors
APPENDIX D — Director Orientation and Continuing Education Policy
APPENDIX E — Nominating and Corporate Governance Committee Charter

ITEM I. INFORMATION RELATING TO THE ANNUAL AND SPECIAL MEETING
1. Voting
You may vote your shares either through a proxy or in person at the annual and special meeting of shareholders of the Corporation (the “Meeting”).
A. By Proxy
Solicitation of Proxies
This Circular is provided in connection with the solicitation by the management of Theratechnologies Inc. (the “Corporation” or “Theratechnologies”) of proxies to be used at the Meeting of the Corporation to be held on Wednesday, May 18, 2011, at the time, place and for the purposes set forth in the attached Notice of Annual and Special Meeting of Shareholders (the “Notice of Meeting”) and at any continuation of the Meeting after adjournment thereof.
The solicitation of proxies is being primarily made by mail but proxies may also be solicited by telephone, telecopier or other personal contact by officers or other employees of the Corporation. The entire cost of the solicitation will be borne by the Corporation.
Terms of Proxy Grant
By completing the enclosed form of proxy, or the one provided by your intermediary, you appoint the persons proposed in that form to represent your interests and vote your shares on your behalf at the Meeting. The persons named in the enclosed form of proxy are directors or officers of the Corporation. However, you have the right to appoint a person or Corporation other than the ones designated in the form of proxy to represent you at the Meeting. To do this, you must insert such person’s name in the blank space provided in the form of proxy enclosed hereto or complete another form of proxy. It is not necessary to be a shareholder of the Corporation in order to act as a proxy.
If you hold your shares through an intermediary (a stockbroker, a bank, a trust, a trustee, etc.), you are not a registered shareholder in the registry of shareholders of the Corporation held by Computershare Trust Company of Canada (“Computershare”). Therefore, you cannot vote your shares directly at the Meeting. If this is your situation, you will receive from your intermediary explanation as to how to appoint proxies and have them vote your shares. To ensure that your instructions are respected, you must deliver them to your intermediary within the prescribed deadline. For any questions, please contact your intermediary directly.
Proxy Voting
The persons named or appointed in the form of proxy will, on a show of hands or any ballot that may be called, vote (or withhold from voting) your shares in respect of which they are appointed as proxies in accordance with the instructions given in the form of proxy. In the absence of instructions, the voting rights attached to the shares referred to in your form of proxy will be exercised FOR the matters mentioned in the attached Notice of Meeting.
Furthermore, the enclosed form of proxy confers upon the proxy holder a discretionary power with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to all other matters which may properly come before the Meeting, or any continuation after adjournment thereof.

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Management Proxy Circular	Theratechnologies Inc.

However, to our knowledge, all matters to be brought before the Meeting are mentioned in appropriate fashion in the Notice of Meeting.
Delivery of Form of Proxy and Deadlines
If you hold your shares personally and are a registered shareholder in the registry of shareholders of the Corporation, please send the completed form of proxy to the Secretary of the Corporation, c/o Computershare Trust Company of Canada, 1100 University Street, 12th Floor, Montreal, Québec H3B 2G7, prior to 5:00 p.m. (Eastern time) on May 16, 2011 (unless you attend the Meeting in person). All shares represented by proper proxies accompanied by duly completed declarations received by Computershare at the latest on such date and prior to such time will be voted in accordance with your instructions as specified in the proxy form on any ballot that may be called at the Meeting.
If you hold your shares through an intermediary, please proceed as indicated in the documentation sent by your intermediary and within the deadlines specified therein. For any questions, please contact your intermediary directly.
Revocation of a Proxy
You may, at any time, including any continuation of the Meeting after adjournment thereof, revoke a proxy for any business with respect to which said proxy confers a vote that has not already been cast.
If you hold your shares personally and are a registered shareholder in the registry of shareholders of the Corporation, please send a written notice to revoke a proxy bearing your signature or that of your proxy (or a representative of your proxy if your proxy is a Corporation) to the Secretary of the Corporation, c/o Computershare Trust Company of Canada, 1100 University Street, 12th Floor, Montreal, Québec H3B 2G7, prior to 5:00 p.m. (Eastern time) on May 16, 2011. You may also revoke a proxy in person at the Meeting by making a request to that effect to the Secretary of the Corporation.
If you hold your shares through an intermediary, please proceed as indicated in the documentation sent by your intermediary and within the deadlines specified therein. For any questions, please contact your intermediary directly.
B. In Person
If you hold your shares personally and are a registered shareholder in the registry of shareholders of the Corporation, you may present yourself on the date, at the time and place set forth in the Notice of Meeting and register with the representatives of Computershare who will be at the Meeting. You should then follow voting instructions given by the Chairman of the Meeting.
If you hold your shares through an intermediary and you wish to vote your shares in person at the Meeting, please proceed as indicated in the documentation sent by your intermediary. For any questions, please contact your intermediary directly.
C. Voting Securities and Principal Holders
As at April 13, 2011, there were 60,799,932 common shares (the “Common Shares”) of the Corporation issued and outstanding. The Common Shares are the only securities with respect to which a voting right may be exercised at the Meeting. Each Common Share entitles its holder to one vote with respect to the matters voted on at the Meeting.

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Management Proxy Circular	Theratechnologies Inc.

Holders of Common Shares whose names are registered on the lists of shareholders of the Corporation as at 5:00 p.m. (Eastern time) on April 13, 2011, being the date fixed by the Corporation for determination of the registered holders of Common Shares who are entitled to receive notice of the Meeting (the “Record Date”), will be entitled to exercise their voting rights attached to the Common Shares in respect of which they are so registered at the Meeting, or any continuation after adjournment thereof, if present or represented by proxy thereat. However, even if you have acquired Common Shares after the Record Date, you will be entitled to vote at the Meeting if, at least twenty-four (24) hours prior to the Meeting, you produce certificates for such Common Shares properly endorsed by the seller, or if you otherwise establish that you own such Common Shares and have requested that your name be included on the list of shareholders entitled to receive the Notice of Meeting.
To our knowledge, no person beneficially owns, or controls or directs control, directly or indirectly, over more than ten percent (10%) of the outstanding Common Shares of the Corporation, other than Stewardship Partners Investment Counsel Inc. who, based exclusively on a report filed on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) on July 7, 2010, holds approximately 10.1%.
2. Subjects To Be Treated at the Meeting
Please find below a description of the items listed in the Notice of Meeting.
A. Receipt of Financial Statements
The consolidated financial statements for the fiscal year ended November 30, 2010 together with the auditors’ report thereon will be presented at the Meeting. The financial statements are included in the Corporation’s 2010 annual report, which has been mailed to you if you requested it, along with this Circular. The financial statements are also available on SEDAR at www.sedar.com. No vote is required on this matter.
B. Election of Directors
The shareholders at the Meeting will elect the directors of the Corporation for the coming year.
Composition of the Board of Directors
The articles of the Corporation provide that the board of directors of the Corporation (the “Board of Directors”) must consist of a minimum of three (3) and a maximum of twenty (20) directors. The Board of Directors is currently composed of nine (9) directors and shareholders are asked to elect nine (9) directors for the coming years.
On November 30, 2010, the former President and Chief Executive Officer of the Corporation resigned as a director and was replaced by John-Michel Huss, the current President and Chief Executive Officer, who became a director on December 2, 2010.
Nominees
All of the nominees for the director positions of the Corporation are elected for a one year term ending at the next annual meeting of shareholders or when his successor is elected, unless he resigns or the position becomes vacant as a result of death, dismissal or otherwise, prior to the said meeting. We do not contemplate that any of the nominees will be unable to fulfill his mandate as director. Unless instructions are given to abstain from voting with regard to the election of directors, the persons whose names

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Management Proxy Circular	Theratechnologies Inc.

appear on the enclosed form of proxy will vote FOR the election of the nominees whose names are set out in the table below.
Although shareholders are asked to vote on a slate of directors at the Meeting, the Nominating and Corporate Governance Committee has undertaken a review of its governance policies, which include the election mode of its directors at shareholders meetings. See “Corporate Governance and Nomination of Directors” below.
The following table states the names of all persons proposed for election as directors, their province or state and country of residence, their principal occupation, the position held in the Corporation (if any), the year in which they first became directors of the Corporation and the number of Common Shares they own, directly or indirectly, or over which they exercise control or direction. To obtain additional information regarding the biographical notes of the nominees, shareholders can consult Item 4.1 of the Corporation’s 2010 annual information form dated February 22, 2011 available on SEDAR at www.sedar.com.
The information relating to the number of Common Shares held by the nominees in the table below is at the date of this Circular and is based exclusively on reports filed on the Canadian System for Electronic Disclosure by Insiders as at that date. The information appearing under “Cease Trade Orders, Bankruptcies, Penalties or Sanctions” is based on the statements made by the nominees.

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Management Proxy Circular	Theratechnologies Inc.

			Number of Common
			Shares of the Corporation
			Owned, Directly or	Number
			Indirectly,	of
			or Over Which	Deferred
Name, Province or State		Director	Control or	Share
and Country of Residence	Principal Occupation	Since	Direction is Exercised	Units
Paul Pommier(1) (2) (3) (4) (5) Québec, Canada	Chairman of the Board of the Corporation	1997	190,100	20,998

Gilles Cloutier(3) (5)	Corporate Director	2003	71,000	3,000
North Carolina, United States

A. Jean de Grandpré(2) (3) (4) (5)	Corporate Director	1993	200,000	5,250
Québec, Canada

Robert G. Goyer(3)	Emeritus Professor Faculty of	2005	10,000	5,250
Québec, Canada	Pharmacy Université de Montreal

John-Michel Huss(4) Québec, Canada	President and Chief Executive Officer of the Corporation	2010	—	44,248

Gérald A. Lacoste(1) (3) (5)	Corporate Director	2006	11,000	5,250
Québec, Canada

Bernard Reculeau(2)	Corporate Director	2005	18,100	3,000
Paris, France

Jean-Denis Talon(1) (2)(4) Québec, Canada	Chairman of the Board AXA Canada (Insurance Corporation)	2001	65,000	3,000

Luc Tanguay(4) Québec, Canada	Senior Executive Vice President and Chief Financial Officer of the Corporation	1993	83,000	27,572

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee

(4)	Member of the Financing Committee

(5)	Member of the Strategic Committee
Biographical Note of John-Michel Huss
John-Michel Huss, MBA. President & Chief Executive Officer. John-Michel Huss brings more than 20 years of global experience in the pharmaceutical industry to Theratechnologies. He began his career at Merck & Co., occupying various sales and marketing positions in the United States and in Europe. In 1996, he accepted an International Product Manager position at the headquarters of F. Hoffman-La Roche, in Basel, Switzerland. Mr. Huss joined Sanofi-Synthelabo GmbH in 1999, where he held positions in Germany and in Canada. He was appointed General Manager of the Swiss subsidiary at Sanofi in 2007 (Sanofi-Synthelabo merged with Aventis in 2004) and, in 2009, was promoted to the position of Chief of Staff, Office of the CEO, in Paris.

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Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Except as described below, to the knowledge of management of the Corporation, no nominee (a) is, as at the date of the Circular, or has been within the ten (10) years before the date of the Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten (10) years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.
Jean-Denis Talon was a member of the board of directors of Toptent Inc. (“Toptent”) from August 1, 2007 to November 26, 2009. On December 3, 2009, Toptent filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada) (the “Bankruptcy Act”). Subsequently, on May 7, 2010, Toptent filed a proposal under the Bankruptcy Act. The proposal was accepted by Toptent’s creditors on May 20, 2010.
Luc Tanguay was a member of the board of directors of Ambrilia Biopharma Inc. (“Ambrilia”) from August 22, 2006 to March 30, 2010. On July 31, 2009, Ambrilia obtained court protection from its creditors under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”). The purpose of the order issued by the court granting Ambrilia protection from its creditors was to provide Ambrilia and its subsidiaries the opportunity to restructure its affairs. On July 31, 2009, the Toronto Stock Exchange
(“TSX”) halted the trading of Ambrilia’s shares pending its review of Ambrilia’s meeting the requirements for continuous listing. On January 31, 2011, the TSX decided to delist the common shares of Ambrilia at the close of market on March 4, 2011 for failure to meet the continued listing requirements of the TSX. The common shares remain suspended from trading. On April 8, 2011, Ambrilia announced that it would seek permission to terminate the protection granted by the Superior Court pursuant to the CCAA and, upon permission of the Court, it would file for bankruptcy pursuant to the Bankruptcy Act.
C. Appointment of Auditors
The Corporation’s auditors for the current fiscal year must be elected at the Meeting. We propose the appointment of KPMG LLP, chartered accountants from Montreal, who have been the Corporation’s auditors since October 19, 1993. They will hold office until the next annual meeting of shareholders or until their successors are appointed.
The table below sets forth the fees paid to the auditors of the Corporation for the financial years ended November 30, 2010 and November 30, 2009.

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Management Proxy Circular	Theratechnologies Inc.

	Financial Year Ended	Financial Year Ended
	November 30, 2010	November 30, 2009
Audit Fees(1)	$122,000	$80,000
Audit-Related Fees (1)	$158,025	$17,500
Tax Fees (2)	$56,600	$39,626
All Other Fees	—	—

(1)	Audit-related fees relate principally to services rendered in connection with the Corporation’s financial statements and for the financial year ended November 30, 2010, audit fees paid to KPMG also included fees related to services rendered in connection with the audit of IFRS adjustments and the translation of the financial statements to IFRS standards.

(2)	Tax fees relate to services rendered in connection with the preparation of corporate tax returns and general tax advice.
Unless instructions are given to abstain from voting with regard to the appointment of the auditors, the persons whose names appear on the enclosed form of proxy will vote FOR the appointment of KPMG LLP, chartered accountants, as auditors of the Corporation, and to authorize that compensation for their services be determined by the Board of Directors.
D. Amendment to the Articles of the Corporation
On February 14, 2011, the Business Corporation Act (Québec) (the “Business Act”) came into force and replaced the Companies Act (Québec). The Corporation is now governed by the Business Act. The Business Act provides that if the articles of a corporation so provide, the board of directors of a corporation may appoint one or more additional directors until the next annual shareholders meeting. The Business Act provides that the number of directors may not exceed one third of the number of directors elected at the previous annual shareholders meeting.
The current articles of the Corporation do not contain a provision allowing the Board of Directors to appoint new directors.
Recommendation of the Board of Directors
At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve the amendment to the articles of the Corporation by passing Resolution 2011-1, substantially in the form of the resolution attached as Appendix A to this Circular. Resolution 2011-1 must be passed by two-thirds of the votes cast by shareholders entitled to vote who are represented in person or by proxy at the Meeting and who vote in respect of that resolution.
In the context of the approval by the Food and Drug Administration of the United States of the Corporation’s first product, EGRIFTA®, and the current review by the Nominating and Corporate Governance Committee of its governance practices and the succession plan for the Board of Directors, the Board of Directors considers the approval of the proposed amendments to the articles of the Corporation to be appropriate and in the best interests of the Corporation. The Board of Directors recommends that shareholders vote for Resolution 2011-1.
Unless instructions are given to vote against, or abstain from voting on, Resolution 2011-1, the persons whose names appear in the enclosed form of proxy will vote FOR the passing of Resolution 2011-1.
E. Other Matters to be Acted Upon
The Corporation will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Corporation knows of no other matters to come before the

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Management Proxy Circular	Theratechnologies Inc.

Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting the proxy.

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Management Proxy Circular	Theratechnologies Inc.

ITEM II. COMPENSATION
The compensation of the executive officers and directors of the Corporation is determined by the compensation committee of the Corporation (the “Compensation Committee”). The Compensation Committee is composed of four (4) independent directors, namely A. Jean de Grandpré, who was the chair of the Compensation Committee until December 31, 2010, Paul Pommier, Bernard Reculeau and Jean-Denis Talon (who has been acting as chair since January 2011). The mandate, obligations and duties of the Compensation Committee are described in Appendix B to this Circular. The Compensation Committee reviews the compensation of directors and executive officers. At a meeting held after the end of the Corporation’s financial year, the Compensation Committee reviews the compensation of executive officers for the last completed financial year and determines the compensation for the ensuing year.
1. Executive Compensation
A. Compensation Discussion & Analysis
Objectives of the Compensation Program
To achieve its business plan, the Corporation requires a strong and capable executive team. This justifies the need for an executive program that will attract, retain, motivate and reward its executive officers. The Corporation is committed to a compensation policy that is competitive and drives business performance.
What the Compensation Program is Designed to Reward
The compensation program of the Corporation (the “Compensation Program”) is designed to reward the executive officers for (i) implementing strategies, both in the short and the long term, to realize the business plan of the Corporation and (ii) meeting the annual corporate objectives. It is also designed to enhance its share value and, thereby, create economic value.
The Compensation Program provides reasonable and competitive total executive compensation. Remuneration and incentive components are established to compete with remuneration practices of similar companies that are involved in the biopharmaceutical and pharmaceutical industries.
To establish base salary and bonus compensation levels, the Corporation generally studies, among other things, the competitive market environment and reviews information published in the Rx & D Compensation Survey and the proxy circulars of other publicly listed biotechnology companies whose stage of development and market capitalization are similar or more advanced than those of the Corporation. The Compensation Committee also takes into consideration the financial needs of the Corporation, its business plan and the Corporation’s annual corporate objectives before determining the Corporation’s own Compensation Program.
At the beginning of the financial year 2010, the Compensation Committee met to determine the base salary of each executive officer. In order to set the base salary of its executive officers for that financial year, the Compensation Committee considered publicly available economic data regarding the variation of the Consumer Price Index and publicly available data regarding forecasted salary percentage increase for that year. The Compensation Committee also considered the importance of the objectives to be attained by the executive officers and the Corporation during that year. No independent third-party report was prepared in the financial year 2010. However, the Compensation

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Committee used the report prepared for the Corporation by Towers Watson (formerly Towers Perrin), an independent third-party consulting firm, at the end of the financial year 2009 (the “2009 Report”) to set the annual base salary of the executive officers for the financial year 2010. The 2009 Report contained an annual comparative analysis of the total compensation paid to the Corporation’s executive officers against the total compensation paid to executive officers in various companies. Towers Watson’s analysis was based on a reference market of the following 19 companies (the “Benchmarked Companies”):
▪	AEterna Zentaris Inc.

▪	Angiotech Pharmaceuticals Inc.

▪	AstraZeneca Canada Inc.

▪	Bayer Inc.

▪	Beckman Coulter Canada Inc.

▪	Biogen Idec Canada Inc.

▪	BioMS Medical Corp.

▪	Cardiome Pharma Corp.

▪	Eli Lilly Canada Inc.

▪	Hoffman — La Roche Limited

▪	Labopharm Inc.

▪	Life Technologies Corporation

▪	MDS Inc.

▪	Methylgene Inc.

▪	Bellus Health Inc.

▪	Patheon Inc.

▪	QLT Inc.

▪	Sanofi Pasteur Limited

▪	Transition Therapeutics Inc.
Overall, Towers Watson’s 2009 Report concluded that the aggregate compensation paid to the Named Executive Officers (as defined below) of the Corporation was below the median and, in certain circumstances, at the median of the aggregate compensation paid by the Benchmarked Companies to individuals holding the same position as those of the Named Executive Officers.
Decision-Making Process
For the financial year ended November 30, 2010, the proposed annual compensation for each of the executive officers, other than for the President and Chief Executive Officer, was prepared by the former President and Chief Executive Officer but was presented by the Chairman of the Board to the Compensation Committee and reviewed by the Compensation Committee. The compensation for the President and Chief Executive Officer is determined by the Compensation Committee. However, with the departure of Mr. Yves Rosconi at the end of the financial year ended November 30, 2010, the compensation of the new President and Chief Executive Officer, Mr. John-Michel Huss, was determined by the Board of Directors. The Compensation Committee reports and makes a recommendation to the Board of Directors on the proposed compensation of executive officers. The Board of Directors approves grants of share options and deferred share units if, upon the recommendation of the Compensation Committee, it deems it advisable.
Elements of Compensation Program
The major elements of the Corporation’s executive Compensation Program are base salary, short-term performance reward program that takes the form of cash bonuses, and long-term

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incentives through the granting of stock options and/or deferred share units. All proposed changes to any compensation component of an executive officer are first reviewed internally by the President and Chief Executive Officer and the Senior Executive Vice President and Chief Financial Officer. The proposed changes are then presented to the Compensation Committee.
Base Salary
Base salaries for each of the executive officers are based on the experience, expertise and competencies of each executive officer. In reference to the Benchmarked Companies used for comparison, the salaries of the Named Executive Officers and other executive officers are generally at the median (50th percentile). However, the Compensation Committee has no firm policy on setting the base salary at the median and, accordingly, base salaries may be set below or above the median.
Performance Reward Program
The short-term performance reward program is designed to recognize the contribution of each executive officer in helping the Corporation to attain its corporate objectives and to increase its value. Bonuses are granted if the annual corporate objectives are met by the Corporation and in accordance with an executive officer performance and the results achieved or surpassed by such executive officer in connection with such corporate objectives. When and if the Corporation generates significant revenues from the sale of his products, financial criteria may be factored into the determination of this program.
The target bonus payment for the former President and Chief Executive Officer was set at 50% of his base salary and the target bonus payment for the Senior Executive Vice President and Chief Financial Officer is set at 50% of his base salary. For the other three Named Executive Officers, the target bonus payment is set at 33 1/3% of their respective base salary. Based on the 2009 Report, these target bonus payments were at the 75th percentile when compared against the Benchmarked Companies, except for the target bonus payment of the former President and Chief Executive Officer which was at the median.
For the year ended November 30, 2010, the Corporation’s principal objective was to obtain approval from the Food and Drug Administration of the United States for the commercialization of tesamorelin in HIV-infected patients with lipodystrophy. The second corporate objective of the Corporation consisted in working with our commercial partner in the United States for the preparation of the commercialization of tesamorelin in such country further to the execution of our collaboration and licensing agreement with EMD Serono, Inc. The third corporate objective of the Corporation consisted in expanding the territories where tesamorelin for the treatment of HIV-infected patients with lipodystophy could be commercialized. Finally, the last objective was to meet each of these objectives in a cost-efficient manner to conserve the Corporation’s cash position and to manage its burn rate.
The objectives of the Named Executive Officers were aligned with those of the Corporation. The Compensation Committee did not mathematically weigh the objectives of the Corporation against each other and the objectives of the Named Executive Officers against those of the Corporation in determining the compensation of the Named Executive Officers for the last financial year. The Compensation Committee rather considered all objectives with the attainment of the first corporate objective as being the most important in order to set the compensation of the Named Executive Officers for the last financial year.

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Long-Term Incentive Program
During the financial year ended November 30, 2010, the Compensation committee retained the service of Towers Watson, an independent third-party consulting firm, to assess the long-term incentive program of the Corporation for its executive officers and directors. Based on their review of various long-term incentive programs existing in various publicly listed companies, Towers Watson’s report recommended that the long-term incentive program of the Corporation be comprised of a stock option plan and a deferred share unit plan.
The Corporation’s long-term incentive program is now composed of a share option plan (the “Share Option Plan”) and a deferred share unit plan (the “DSU Plan”). The Share Option Plan was originally adopted on December 6, 1993, and subsequently amended from time to time, in order to attract, retain, motivate employees in key positions and align their interests with those of the Corporation’s shareholders by allowing optionees to participate in the increased value of the Common Shares. See “Description of the Share Option Plan” below.
The DSU Plan was adopted on December 10, 2010 in order to attract and retain directors and executive officers and better align the interests of the directors and executive officers with those of the shareholders in the creation of long-term value. See “Description of the Deferred Share Unit Plan” below.
The Corporation has a share purchase plan but the share purchase plan is available to all employees of the Corporation and the decision to subscribe for Common Shares under this plan rests with each employee. For a description of the share purchase plan, see “Other Information — Description of the Share Purchase Plan” below.
The number of options and deferred share units (the “DSU”) granted is determined on the basis of the position of each executive officer, the attainment of corporate objectives and the value of the options and the Common Shares at the time of grant as part of the total compensation of an executive officer. When assessing whether options should be granted to an executive officer, the Compensation Committee also factors in the number of options held by an executive officer, their vesting periods, expiry dates and exercise prices.
For the services performed by the executive officers in the financial year ended November 30, 2010, on the recommendation of the Compensation Committee, the Board of Directors decided to grant DSU to executive officers who were entitled to receive an annual cash bonus payment exceeding 100% of their targeted annual bonus in payment of the tranche of their annual cash bonus which exceeded 100% of their annual targeted cash bonus. See “Description of the Deferred Share Unit Plan” below.
Description of the Share Option Plan
A maximum of 5,000,000 Common Shares have been reserved for stock option grants under the Share Option Plan, of which, as at the date of the Circular, 788,172 options remain available for issuance.
The Board of Directors administers the Share Option Plan. The Board of Directors designates the optionees and determines the number of Common Shares underlying these options, the vesting period, the exercise price and the expiry date of each option, as well as all other related matters, the whole in compliance with the terms of the Share Option Plan and applicable legislative provisions established by the securities regulatory authorities. Options granted to executive officers generally

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Management Proxy Circular	Theratechnologies Inc.

vest as to 33 1/3% on each year starting twelve (12) months after the date of grant. The Board of Directors can modify or terminate the Share Option Plan subject to compliance with the rules set forth by regulatory authorities. However, certain amendments require the approval of a majority of the voting shareholders of the Corporation.
Unless otherwise determined by the Board of Directors, the options granted pursuant to the Share Option Plan may be exercised within a maximum period of ten (10) years following their date of grant, unless the optionee’s employment is terminated, other than for death, in which case the optionee’s unexercised vested options, if any, may be exercised within a period of one hundred eighty (180) days following the date of the employee’s termination. In the event of the death of an optionee prior to the expiry date of his options, the optionee’s legal personal representative may exercise the optionee’s unexercised vested options within twelve (12) months after the date of the optionee’s death. The options granted in accordance with the Share Option Plan cannot be transferred or assigned.
The exercise price at which the options may be granted pursuant to the Share Option Plan cannot be less than the closing price of the Common Shares on the TSX on the day preceding the date of grant of the options.
In addition, the Share Option Plan states that the number of Common Shares that may be issued to insiders, at any time, under all security based compensation arrangements of the Corporation, cannot exceed 10% of the outstanding Common Shares of the Corporation, and the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the outstanding Common Shares. The number of Common Shares that may be issued to non-employee directors, within any one year period, under all security based compensation arrangements, cannot exceed 0.5% of the outstanding Common Shares of the Corporation.
During the financial year ended November 30, 2010, the Corporation granted options under the Share Option Plan providing for the purchase of 335,000 Common Shares. These options were granted in December 2009 as part of the compensation of the executive officers for the financial year ended on November 30, 2009, except with respect to 70,000 options granted in June 2010 as part of the compensation of the directors of the Corporation. No option under the Share Option Plan has been granted by the Corporation since December 1, 2010.
The following table sets forth the information regarding the equity compensation plan of the Corporation as at November 30, 2010.

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Management Proxy Circular	Theratechnologies Inc.

	Number of Securities
	to be Issued upon		Number of Securities
	Exercise of Outstanding		Remaining Available
	Options	Weighted-average	for Future Issuance
	(% of Issued and	Exercise Price of	under Equity
Plan Category	Outstanding Share Capital)	Outstanding Option	Compensation Plan
Equity Compensation	2,849,138	$5.12	981,005
Plan Approved by Shareholders	(4.70%)
Equity Compensation Plans Not Approved by Shareholders	—	—	—

Total	2,849,138	$5.12	981,005

Description of the Deferred Share Unit Plan
On December 10, 2010, the Board of Directors adopted the DSU Plan for the benefit of its directors and executive officers (the “Beneficiaries”). The goal of the DSU Plan is to increase the Corporation’s ability to attract and retain high-quality individual to act as directors or executive officers and better align the interests of the directors and executive officers with those of the shareholders of the Corporation in the creation of long-term value. The DSU Plan was also adopted to promote equity-based ownership in the Corporation. Under the terms of the DSU Plan, Beneficiaries who are directors are entitled to elect to receive all or part of their annual retainer to act as directors in DSU. In addition to his annual retainer, the Chairman of the Board is also entitled to elect to receive all or part of his annual retainer as chair of the Board of Directors in DSU. Beneficiaries who act as executive officers are entitled to elect to receive all or part of their annual bonus, if any, in DSU. The value of a DSU (the “DSU Value”) is equal to the average closing price of the Common Shares on The Toronto Stock Exchange on the date on which a Beneficiary determines that he desires to receive or redeem DSU and during the four (4) previous trading days. Beneficiaries who act as directors must elect to receive DSU before December 23 of a calendar year for the ensuing calendar year whereas Beneficiaries who act as executive officers must make that election within 48 hours after having been notified of their annual bonus. For the purposes of granting DSU, the DSU Value for directors is determined as at December 31 of a calendar year and the DSU Value for executive officers is determined on the second business day after they have been notified of their annual bonus. DSU may only be redeemed when a Beneficiary ceases to act as a director or an executive officer of the Corporation. On the date a Beneficiary ceases to act as a director or executive officer (the “Redemption Date”), the Beneficiary must send a notice to the Corporation (the “Redemption Notice”) specifying the date on which the DSU will be redeemed (the “Payment Date”). The Payment Date must be no earlier than five (5) business days after the date on which the Corporation receives the Redemption Notice and no later than November 30 of the year following the Redemption Date. On the Payment Date, the Corporation must provide a Beneficiary with an amount in cash equal to the DSU Value on the Redemption Date. Beneficiaries may not sell, transfer or otherwise assign their DSU or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions. The Board of Directors administers the DSU Plan and the DSU Plan provides that the Board of Directors may delegate all or part of its obligations to the Compensation Committee or any other committee of the Board.

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Management Proxy Circular	Theratechnologies Inc.

In connection with the approval of the DSU Plan, the Board of Directors adopted guidelines regarding the ownership of DSU for both directors and executive officers and the granting of DSU. With respect to the ownership of DSU, beginning in the financial year ending November 30, 2011, the Board of Directors passed a resolution (i) requiring all of its directors to hold a number of Common Shares and/or DSU having a value equal to at least 400% of their annual retainer, including, in the case of the Chairman of the Board, his annual salary to act in such capacity; (ii) recommending that the executive officers hold a number of Common Shares and/or DSU having a value equal to at least 150% of their annual base salary; and (iii) recommending that the President and Chief Executive Officer holds a number of Common Shares and/or DSU having a value equal to at least 300% of his annual base salary.
With respect to the granting of DSU, the Board of Directors decided to grant to each executive officer who was entitled to be paid a cash bonus exceeding 100% of his targeted bonus for the financial year ended November 30, 2010 DSU (in lieu of the cash portion) having a DSU Value equal to the amount of his cash bonus exceeding 100% of his targeted bonus. In addition, as an incentive to accumulate DSU of the Corporation, the Board of Directors decided to grant to each executive officer who elected to convert up to 50% of his annual bonus into DSU in lieu of receiving a cash payment an additional number of DSU equal to 33 1/3% of the number of DSU purchased through the conversion of his annual cash bonus. The Board of Directors also decided to increase by 33 1/3% the number of DSU to be granted to directors as complete or partial payment of their annual retainer fees for the current financial year on the first tranche of 50% of his annual retainer.
B. Summary Compensation Table
The summary compensation table below details compensation for the financial years ended November 30, 2010 and 2009 for each of the President and Chief Executive Officer, the Senior Executive Vice President and Chief Financial Officer, and the three other most highly compensated executive officers of the Corporation (collectively the “Named Executive Officers”) for services rendered in all capacities.

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Management Proxy Circular	Theratechnologies Inc.

						Non-equity incentive plan
						compensation ($)
			Share-	Option-						All other
Name and			based	based		Annual		Long-term	Pension	compen-	Total
principal		Salary	awards(2)	awards(6)		incentive		incentive	value (17)	sation(18)	compensation
position	Year	($)	($)	($)		plans		plans	($)	($)	($)
Yves Rosconi	2010	466,789 (1)	—	—		232,500	(12)	—	22,000	—	721,289
President and	2009	426,635	—	87,000	(7)	225,000		—	21,000	—	759,635
Chief Executive Officer

Luc Tanguay	2010	366,404	57,914 (3)	—		182,500	(13)	—	22,000	—	628,818
Senior Executive	2009	353,354	—	72,500	(8)	176,000		—	21,000	—	622,854
Vice President and Chief Financial Officer

Christian Marsolais	2010	245,942	34,150 (4)	—		80,850	(14)	—	7,531	—	368,473
Vice President,	2009	220,846	—	168,000	(9)	100,000		—	6,512	—	495,358
Clinical Research and Medical Affairs

Martine Ortega	2010	225,865	40,750 (5)	—		74,250	(15)	—	6,413	—	347,278
Vice President,	2009	215,827	—	134,750	(10)	110,000		—	2,643	—	463,220
Compliance and Regulatory Affairs

Chantal Desrochers	2010	246,946	—	—		65,000	(16)	—	7,576	—	319,522
Vice President,	2009	243,433	—	58,000	(11)	72,000		—	7,174	—	380,607
Business Development and Commercialization

(1)	Mr. Rosconi received an additional amount of $41,135 (one month salary) in December 2010 to help with the transition of the new President and Chief Executive Officer.

(2)	DSU granted under the DSU Plan in December 2010. The DSU Value as at the date of grant was $ 5.41.

(3)	10,705 DSU were granted to Mr. Tanguay. Of these 10,705 DSU, 5,083 ($27,500) were granted to pay the difference between 100% of Mr. Tanguay’s annual targeted bonus ($182,500) and the aggregate bonus he was awarded (115% or $210,000) and 5,622 were granted further to the decision of the Board of Directors to increase by 33 1/3% the number of DSU that an executive officer was entitled to receive upon electing to convert up to 50% of his annual cash bonus in DSU. Mr. Tanguay elected to convert 50% ($91,250) of his annual cash bonus ($182,500) into DSU. See note 13.

(4)	6,312 DSU were granted to Mr. Marsolais as payment of the difference between 100% of Mr. Marsolais’ annual targeted bonus ($80,850) and the aggregate bonus he was awarded (142% or $115,000). See note 14.

(5)	7,532 DSU were granted to Mrs. Ortega as payment of the difference between 100% of Mrs. Ortega’s annual targeted bonus ($74,250) and the aggregated bonus she was awarded (155% or $ 115,000). See note 15.

(6)	The value of the option-based awards for the financial year ended November 30, 2009 was comprised of two grants for Mr. Marsolais and Mrs. Ortega: a grant made in December 2008 (the “December 2008 Grant”) and a grant made in December 2009 (the “December 2009 Grant”). The value of the option-based awards for Mr. Rosconi, Mr. Tanguay and Mrs. Desrochers is based on the December 2009 Grant. The value of the option-based awards was recalculated by taking into consideration the International Financial Reporting Standards (the “IFRS”) further to the decision of the Corporation to begin reporting its financial results using IFRS. The table below shows the differences between the use of Canadian GAAP and IFRS in computing the value of the option-based awards using the Black-Sholes-Merton model and the following assumptions:

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Management Proxy Circular	Theratechnologies Inc.

	December 2008 Grant		December 2009 Grant
		Canadian		Canadian
	IFRS	GAAP	IFRS	GAAP
(i) Risk-free interest rate	1.79%	1.79%	2.46%	2.46%
(ii) Expected volatibility in the market price of the Common Share	79.33%	79.33%	80.96%	80.96%

(iii) Expected dividend yield	0%	0%	0%	0%

(iv) Expected life	7.5 years	6.0 years	7.5 years	6.0 years

Fair value per option	$1.33	$1.23	$2.90	$2.69

(7)	Mr. Rosconi was granted 30,000 options as part of the December 2009 Grant. The use of the IFRS method to calculate the option-based award value results in an increase of $6,180 over the Canadian GAAP method.

(8)	Mr. Tanguay was granted 25,000 options as part of the December 2009 Grant. The use of the IFRS method to calculate the option-based award value results in an increase of $5,150 over the Canadian GAAP method.

(9)	Mr. Marsolais was granted 35,000 options as part of the December 2009 Grant. Mr. Marsolais was also granted 50,000 options as part of the December 2008 Grand, of which 25,000 were granted pursuant to the terms of his employment agreement and 25,000 were granted further to his appointment as Vice President in August 2007. Subject to Mr. Marsolais being employed by the Corporation, the 50,000 options were scheduled to be granted in the financial year 2008. However, as a result of the strategic review process that was ongoing during this financial year, the Board of Directors decided to defer the grant of those options until completion of the strategic review process. The use of the IFRS method to calculate the option-based award value results in an increase of $11,960 over the Canadian GAAP method.

(10)	Mrs. Ortega was granted 35,000 options as part of the December 2009 Grant. Mrs. Ortega was also granted 25,000 options as part of the December 2008 Grant further to her appointment as Vice President in August 2007. Subject to Mrs. Ortega being employed by the Corporation, these 25,000 options were scheduled to be granted in the financial year 2008. However, as a result of the strategic review process that was ongoing during the financial year, the Board of Directors decided to defer the grant of those options until completion of the strategic process. The use of the IFRS method to calculate the option-based award value results in an increase of $9,585 over the Canadian GAAP method.

(11)	Mrs. Desrochers was granted 20,000 options as part of the December 2009 Grant. The use of the IFRS method to calculate the option-based award value results in an increase of $4,200 over the Canadian GAAP method.

(12)	The amount received by Mr. Rosconi represents 100% of his targeted bonus ($232,500). As President and Chief Executive Officer of the Corporation, Mr. Rosconi’s objectives were aligned with the Corporation’s objectives. The Compensation Committee determined that he had met all of his objectives by leading the various business units of the Corporation in getting tesamorelin for the treatment of HIV-associated lipodystrophy approved by the Food and Drug Administration of the United States.

(13)	The amount of $182,500 was paid to Mr. Tanguay as follows: $91,250 in cash; and $ 91,250 through the issuance of 16,867 DSU. The 16,867 DSU were issued further to the decision of Mr. Tanguay to convert 50% of his annual cash bonus into DSU. As Senior Executive Vice President and Chief Financial Officer of the Corporation, Mr. Tanguay’s objectives were aligned with those of the Corporation and included (i) managing the Corporation’s liquidities to ensure the corporate objectives would be attained in a cost-efficient manner and according to the annual budget; (ii) supervising the transition from Canadian GAAP to the IFRS; (iii) leading and conducting the risk management analysis program of the Corporation; (iv) overseeing the internal controls and process of the Corporation for compliance with securities regulation and (v) overseeing the investors’ relations programme.

(14)	As Vice President, Clinical Research and Medical Affairs, of the Corporation, Mr. Marsolais’ objectives were aligned with those of the Corporation and consisted in (i) the preparation and supervision of the Advisory Committee meeting with the Food and Drug Administration of the United States; and (ii) assisting the regulatory team getting tesamorelin for the treatment of HIV-associated lipodystrophy approved by the Food and Drug Administration of the United States.

(15)	As Vice President, Compliance and Regulatory Affairs, of the Corporation, Mrs. Ortega’s objectives were aligned with those of the Corporation and consisted in getting tesamorelin for the treatment of HIV-associated lipodystrophy approved by the Food and Drug Administration of the United States.

(16)	The amount received by Mrs. Desrochers represents 80% of her targeted bonus ($81,250). As Vice President, Business Development and Commercialization of the Corporation, Mrs. Desrochers’ objectives were aligned with those of the Corporation. The objectives of Mrs. Desrochers consisted in (i) assisting the regulatory team getting tesamorelin for the treatment of HIV-associated lipodystrophy approved by the Food and Drug Administration of the United States; (ii) overseeing the alliance with the Corporation’s commercial partner in the United States in preparation for the launch of tesamorelin for the treatment of HIV-associated lipodystrophy in the United

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Management Proxy Circular	Theratechnologies Inc.

States; and (iii) entering into alliance agreements with third parties for the commercialization of tesamorelin for the treatment of HIV-associated lipodystrophy in territories other than the United States.

(17)	Pension Value consists of the amount of the contribution made by the Corporation to a Named Executive Officer’s registered retirement savings plan. The Corporation has a group-RRSP for all of its employees under which the Corporation matches every dollar invested by an employee in such group-RRSP. The contribution of the Corporation into such group-RRSP is limited to three percent (3%) of the annual base salary of each employee. Under the terms of the employment agreements of both Mr. Rosconi and Mr. Tanguay, the Corporation agreed to contribute on an annual basis to each of Mr. Rosconi’s and Mr. Tanguay’s RRSP to the fullest amount permissible under Canadian laws.

(18)	Perquisites for each Named Executive Officer have not been included as they do not reach the prescribed threshold of the lesser of $50,000 and 10% of each of the respective Named Executive Officer’s salary for the last completed financial year.
     C. Incentive Plan Awards
     Outstanding Option-Based Awards and Share-Based Awards
The table below details the outstanding option-based awards and share-based awards as at November 30, 2010 for each of the Named Executive Officers.

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Management Proxy Circular	Theratechnologies Inc.

	Option-Based Awards			Share-Based Awards
	Number of
	securities			Value of	Number of shares	Market or payout
	underlying	Option		unexercised	or units of shares	value of share-
	unexercised	exercice	Option	in-the-money	that have not	based awards that
	options	price	expiration	options (1)	vested	have not vested
Name	(#)	($)	date	($)	(#)	($)
Yves Rosconi	133,334	2.61	2014.10.01	405,335	—	—
President and	133,334	1.24	2015.10.01	588,003
Chief Executive Officer	25,000	8.23	2017.01.12	—
	25,000	1.80	2018.12.18	96,250
	30,000	3.84	2019.12.08	54,300

Luc Tanguay	200,000	10.40	2011.10.30	—	—	—
Senior Executive	200,000	8.00	2012.10.30	—
Vice President and	125,000	1.94	2016.02.08	463,750
Chief Financial Officer	25,000	8.23	2017.01.12	—
	20,000	1.80	2018.12.18	77,000
	25,000	3.84	2019.12.08	45,250

Christian Marsolais	25,000	11.48	2017.07.11	—	—	—
Vice President,	25,000	10.60	2017.08.06	—
Clinical Research	1,000	8.50	2018.01.30	—
and Medical Affairs	65,000	1.80	2018.12.18	250,250
	35,000	3.84	2019.12.08	63,350

Martine Ortega	25,000	1.42	2016.07.06	105,750	—	—
Vice President,	10,000	8.23	2017.01.12	—
Compliance and	25,000	11.48	2017.07.11	—
Regulatory Affairs	25,000	10.60	2017.08.06	—
	1,000	8.50	2018.01.30	—
	40,000	1.80	2018.12.18	154,000
	35,000	3.84	2019.12.08	63,350

Chantal Desrochers	16,670	1.85	2015.03.16	63,346	—	—
Vice President,	50,000	1.86	2016.03.30	189,500
Business Development,	15,000	8.23	2017.01.12	—
and Commercialization	15,000	1.80	2018.12.18	57,750
	20,000	3.84	2019.12.08	36,200

(1)	The value of unexercised in-the-money options at financial year end is the difference between the closing price of the Common Shares on November 30, 2010 ($5.65) on the TSX and the respective exercise prices of the options. The value shown in this table does not represent the actual value that a Named Executive Officer would have received if the options had been exercised as at November 30, 2010 since some of these options were not fully vested as of that date and, therefore, were not exercisable.

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Management Proxy Circular	Theratechnologies Inc.

Incentive Plan Awards — Value vested or earned during the year
The table below shows the value vested or earned during the year under each incentive plan as at November 30, 2010 for each of the Named Executive Officers.

				Non-equity incentive
	Option-based awards		Share-based awards	plan compensation
	Value vested during		Value vested	Value earned
	the year (1)		during the year	during the year
Name	($)		($)	($)
Yves Rosconi	19,749	(2)	—	232,500
President and Chief Executive Officer

Luc Tanguay	15,798	(3)	—	182,500
Senior Executive Vice President and Chief Financial Officer

Christian Marsolais	51,348	(4)	—	80,850
Vice President, Clinical Research and Medical Affairs

Martine Ortega	31,599	(5)	—	74,250
Vice President, Compliance and Regulatory Affairs

Chantal Desrochers	11,850	(6)	—	65,000
Vice President, Business Development, and Commercialization

(1)	The value is determined by assuming that the options vested during the financial year would have been exercised on the vesting date. The value corresponds to the difference between the closing price of the Common Shares on the TSX on the vesting date and the exercise price of the options on that date.

(2)	8,333 options having an exercise price of $1.80 vested on December 18, 2009. On that date, the closing price of the Common Shares on the TSX was $4.17. (3) 6,666 options having an exercise price of $1.80 vested on December 18, 2009. On that date, the closing price of the Common Shares on the TSX was $4.17.

(4)	38,667 options vested in the last financial year, 21,666 of which had an exercise price lower than the closing price of the Common Shares on the TSX on the vesting date. The 21,666 options have an exercise price of $1.80 and vested on December 18, 2009. On that date, the closing price of the Common Shares on the TSX was $4.17.

(5)	30,334 options vested in the last financial year, 13,333 of which had an exercise price lower than the closing price of the Common Shares on the TSX on the vesting date. The 13,333 options have an exercise price of $1.80 and vested on December 18, 2009. On that date, the closing price of the Common Shares on the TSX was $4.17.

(6)	5,000 options having an exercise price of $1.80 vested on December 18, 2009. On that date, the closing price of the Common Shares on the TSX was $4.17.

(7)	None of the DSU granted to the Named Executive Officers vested in the financial year ended November 30, 2010 since they were granted in December 2010. To see the number and value of DSU earned and granted to each Named Executive Officer in the last completed financial year, see “Summary Compensation Table” above.

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Management Proxy Circular	Theratechnologies Inc.

D. Termination and Change of Control Provisions
Below is a summary of the employment agreements of each of the Named Executive Officers together with a table detailing the value of the severance payment that would be payable by the Corporation to each Named Executive Officer pursuant to his employment agreement if one of the events described in the table had occurred on November 30, 2010.
Yves Rosconi
President and Chief Executive Officer
On October 21, 2004, the Corporation entered into an employment agreement for an indeterminate term with Mr. Yves Rosconi. In addition to his base salary, Mr. Rosconi is entitled to the Corporation’s benefits program and is eligible to receive an annual bonus based on attainment of objectives set annually by the Corporation’s Board of Directors. Mr. Rosconi was also entitled to stock options, which have all been granted. These options vested over a three-year period from the date of grant. Under the terms of the agreement, Mr. Rosconi agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Rosconi’s employment without just and sufficient cause, he will receive an amount equal to twelve (12) months of compensation (including bonus — based on the last granted — and the value of the Corporation’s benefits to which he was then entitled). The payment of this amount will be the sole monetary obligation of the Corporation. Furthermore, in the event of a “Change of Control” (as defined below), his employment agreement provides for an indemnity equal to twenty-four (24) months of compensation (including bonus — based on the last granted — and the value of the Corporation’s benefits to which he was then entitled) if Mr. Rosconi’s employment is terminated by the Corporation, and twelve (12) months if Mr. Rosconi resigns on his own free will. In Mr. Rosconi’s agreement, a “Change of Control” is defined as a successful take-over bid, as such term is defined in the Securities Act (Québec).

	Severance		Value of Stock Options (1)
Events	($)		($)
Retirement (2)	—		1,025,420

Termination of Employment without Just Cause (2)	719,399	(4)	1,025,420

Termination of Employment in the event of a Change of Control (3)	1,438,798	(4)	1,143,888

Voluntary Resignation in the event of a Change of Control (3)	719,399	(4)	1,143,888

Voluntary Resignation (2)	—		1,025,420

(1)	The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2010 on the TSX ($5.65) and the respective exercise price of each vested option as at November 30, 2010.

(2)	Under the Share Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a six-month period after the termination date.

(3)	Given the different definitions of “Change of Control” used in the employment agreements of the Named Executive Officers, in computing the value of the stock options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of its Share Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 30, 2010 on the TSX ($5.65) would be exercised.

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Management Proxy Circular	Theratechnologies Inc.

(4)	As at November 30, 2010, the last bonus paid to Mr. Rosconi was the bonus he received for the financial year 2009 which amounted to $225,000.
Luc Tanguay
Senior Executive Vice President and Chief Financial Officer
The Corporation entered into an employment agreement for an indeterminate term with Mr. Luc Tanguay on October 30, 2001. His agreement was subsequently amended on May 9, 2002, June 7, 2004 and February 8, 2006. In addition to his base salary, Mr. Tanguay is entitled to the Corporation’s benefits program and is eligible to receive an annual bonus based on the attainment of annual objectives. Mr. Tanguay was also entitled to stock options, which have all been granted. Under the terms of the agreement, Mr. Tanguay agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates the employment of Mr. Tanguay without just and sufficient cause, he will receive an amount equal to twenty-four (24) months of compensation (including bonus — based on the last granted — and the value of the Corporation’s benefits to which he was then entitled). The payment of this amount will be the sole monetary obligation of the Corporation. In addition, in the event the employment of Mr. Tanguay is terminated for any reason, including death, he will be entitled to exercise his stock options over a 24-month period, subject to the prior expiry of his stock options in accordance with their terms. Furthermore, in the event of a “Change of Control” (as defined below), his employment agreement provides for an indemnity equal to twenty-four (24) months of compensation (including bonus — based on the last granted — and the value of the Corporation’s benefits to which he was then entitled) if Mr. Tanguay’s employment is terminated by the Corporation, and twelve (12) months if Mr. Tanguay resigns on his own free will. In Mr. Tanguay’s agreement, a “Change of Control” is defined as a successful take-over bid, as such term is defined in the Securities Act (Québec).

	Severance		Value of Stock Options (1)
Events	($)		($)
Retirement (2)	—		489,414
Termination of Employment without Just Cause (2)	1,139,232	(4)	489,414
Termination of Employment in the event of a Change of Control (2) (3)	1,139,232	(4)	586,000
Voluntary Resignation in the event of a Change of Control (2)(3)	569,616	(4)	586,000
Voluntary Resignation (2)	—		489,414

(1)	The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2010 on the TSX ($5.65) and the respective exercise price of each vested option as at November 30, 2010.

(2)	Under the terms of Mr. Tanguay’s employment agreement, the termination of his employment with the Corporation entitles him to exercise his vested options on the earlier of: twenty-four (24) months from his termination date; and the expiry date of the vested options.

(3)	Given the different definitions of “Change of Control” used in the employment agreements of the Named Executive Officers, in computing the value of the stock options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of its Share Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 30, 2010 on the TSX ($5.65) would be exercised.

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Management Proxy Circular	Theratechnologies Inc.

(4)	As at November 30, 2010, the last bonus paid to Mr. Tanguay was the bonus he received for the financial year 2009 which amounted to $176,000.
Christian Marsolais
Vice President, Clinical Research and Medical Affairs
The Corporation entered into an employment agreement for an indeterminate term with Mr. Christian Marsolais on April 13, 2007. In addition to his base salary, Mr. Marsolais is entitled to the Corporation’s benefits program and is eligible to receive an annual bonus based on attainment of objectives set annually by the President and Chief Executive Officer. Mr. Marsolais was also entitled to stock options, which have all been granted. These stock options vest over a three-year period from the date of grant. Under the terms of the agreement, Mr. Marsolais agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Marsolais’ employment without just and sufficient cause, he will receive an amount equal to nine (9) months of his annual base salary. The payment of this amount will be the sole monetary obligation of the Corporation.

	Severance	Value of Stock Options (1)
Events	($)	($)
Retirement (2)	—	83,414
Termination of Employment without Just Cause (2)	184,456	83,414
Termination of Employment in the event of a Change of Control (3)	184,456	313,600
Voluntary Resignation in the event of a Change of Control (3)	—	313,600
Voluntary Resignation (2)	—	83,414

(1)	The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2010 on the TSX ($5.65) and the respective exercise price of each vested option as at November 30, 2010.

(2)	Under the Share Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a six-month period after the termination date.

(3)	Given the different definitions of “Change of Control” used in the employment agreements of the Named Executive Officers, in computing the value of the stock options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of its Share Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 30, 2010 on the TSX ($5.65) would be exercised.
Martine Ortega
Vice President, Compliance and Regulatory Affairs
The Corporation entered into an employment agreement for an indeterminate term with Mrs. Martine Ortega on May 11, 2006. In addition to her base salary, Mrs. Ortega is entitled to the Corporation’s benefits program and is eligible to receive an annual bonus based on attainment of objectives set annually by the President and Chief Executive Officer. Mrs. Ortega was also entitled to stock options, which have all been granted. These stock options vest over a three-year period from the date of grant. Under the terms of the agreement, Mrs. Ortega agreed to non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mrs. Ortega’s employment without just and sufficient cause, she will receive an amount equal to nine (9) months of her annual base salary, if her termination occurs: (i) in the

Statement of Compensation	Page 23
Management Proxy Circular	Theratechnologies Inc.

context of an internal reorganization of the Corporation or (ii) within two (2) years from the date there occurs a “Change of Control” (as defined below) of the Corporation. The payment of this amount will be the sole monetary obligation of the Corporation. In Mrs. Ortega’s agreement, a “Change of Control” is defined as a transaction resulting in the liquidation or winding-up of the Corporation, delisting of the Corporation’s Common Shares on a stock exchange, the acquisition by a third party of the control of the Corporation, the sale of all or substantially all of the assets of the Corporation or the privatization or a merger of the Corporation.

	Severance	Value of Stock Options (1)
Events	($)	($)
Retirement (2)	—	157,082
Termination of Employment without Just Cause (2)	169,399	157,082
Termination of Employment in the event of a Change of Control (3)	169,399	323,100
Voluntary Resignation in the event of a Change of Control (3)	—	323,100
Voluntary Resignation (2)	—	157,082

(1)	The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2010 on the TSX ($5.65) and the respective exercise price of each vested option as at November 30, 2010.

(2)	Under the Share Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a six-month period after the termination date.

(3)	Given the different definitions of “Change of Control” used in the employment agreements of the Named Executive Officers, in computing the value of the stock options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of its Share Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 30, 2010 on the TSX ($5.65) would be exercised.
Chantal Desrochers
Vice President, Business Development and Commercialization
The Corporation entered into an employment agreement for an indeterminate term with Mrs. Chantal Desrochers on March 14, 2005. In addition to her base salary, Mrs. Desrochers is entitled to the Corporation’s benefits program and is eligible to receive an annual bonus based on attainment of objectives set annually by the President and Chief Executive Officer. Mrs. Desrochers was also entitled to stock options, which have all been granted. Under the terms of the agreement, Mrs. Desrochers agreed to non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mrs. Desrochers’ employment without just and sufficient cause, she will receive an amount equal to 12 months of her annual base salary. The payment of this amount will be the sole monetary obligation of the Corporation.

Statement of Compensation	Page 24
Management Proxy Circular	Theratechnologies Inc.

	Severance	Value of Stock Options (1)
Events	($)	($)
Retirement (2)	—	272,096
Termination of Employment without Just Cause (2)	246,946	272,096
Termination of Employment in the event of a Change of Control (3)	246,946	346,796
Voluntary Resignation in the event of a Change of Control (3)	—	346,796
Voluntary Resignation (2)	—	272,096

(1)	The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2010 on the TSX ($5.65) and the respective exercise price of each vested option as at November 30, 2010.

(2)	Under the Share Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a six-month period after the termination date.

(3)	Given the different definitions of “Change of Control” used in the employment agreements of the Named Executive Officers, in computing the value of the stock options in the event of a Change of Control, the Company assumed that all unvested options would vest as per the terms of Section 5.5 of its Share Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 30, 2010 on the TSX ($5.65) would be exercised.
E. Performance Graph
The following graph compares a cumulative annual total shareholder return on a $100 investment in the Common Shares of the Corporation (“TH”) with a cumulative total shareholder return on the composite index S&P/TSX (previously known as the Toronto Stock Exchange 300 (TSE 300 Index)) assuming that all dividends are reinvested (“S&P”) and the AMEX biotech index (“AMEX Biotech”).
Return on a $100 Investment
from November 30, 2005 to November 30, 2010

Statement of Compensation	Page 25
Management Proxy Circular	Theratechnologies Inc.

	2005	2006	2007	2008	2009	2010

Theratechnologies	100.00	249.50	1004.95	159.41	325.74	559.41
S&P / TSX Composite Index	100.00	117.81	126.47	85.65	105.76	119.67
AMEX Biotechnology Index	100.00	114.31	123.06	88.50	131.89	169.61
The trend shown in the above performance graph indicates that, as at November 30 of each of the 2006, 2007, 2008, 2009 and 2010 years, the annual total shareholder return on a $100 investment in the Common Shares of the Corporation was above the S&P and approximately the same as the AMEX Biotech. The base salaries of the Named Executives Officers were not linked to the trend regarding the annual total shareholder return over the last five years. However, for this period, shareholder return was one of the parameters taken into consideration in establishing the value of the short-term performance reward for the Named Executive Officers.
F. Other Information
Description of the Share Purchase Plan
On February 16, 1999, the Board of Directors adopted a common share purchase plan (the “Share Purchase Plan”). The Share Purchase Plan was thereafter amended from time to time and, more recently, by the Board of Directors on February 24, 2009. The last amendments to the Share Purchase Plan were approved by the shareholders on March 26, 2009 at the Corporation’s last annual and special meeting of shareholders.
The Share Purchase Plan entitles full-time and part-time employees of the Corporation who, on a Participation Date (as defined below), are residents of Canada, are not under a probationary period and do not hold, directly or indirectly, five percent (5%) or more of the Corporation’s outstanding Common Shares, to directly subscribe for Common Shares of the Corporation. The Share Purchase Plan provides that a maximum of 550,000 Common Shares (0.91% of the issued and outstanding Common Shares as at November 30, 2010) may be offered to employees. During the fiscal year ended November 30, 2010, the Corporation issued 2,880 Common Shares under the Share Purchase Plan (0.005% of the issued and outstanding Common Shares as at November 30, 2010). As at the date of the Circular, 207,306 Common Shares remain available for issuance.
On May 1st and November 1st of each year (the “Participation Dates”), an employee may subscribe for a number of Common Shares under the Share Purchase Plan for an amount that does not exceed during such year 10% of his annual gross salary during said year. Under the Share Purchase Plan, the Board of Directors has the authority to suspend, differ or determine that no subscription of Common Shares will be allowed on a Participation Date if it is in the best interest of the Corporation.
The Share Purchase Plan provides that the number of Common Shares that may be issued to insiders, at any time, under all security based compensation arrangements of the Corporation, cannot exceed 10% of the outstanding Common Shares, and the number of Common Shares issued to insiders, within any one-year period, under all security based compensation arrangements, cannot exceed 10% of the outstanding Common Shares.
The subscription price for each new Common Share subscribed pursuant to the Share Purchase Plan is equal to the weighted average closing price of the Common Shares on the Toronto Stock Exchange during a period of five (5) days prior to a Participation Date. Employees cannot assign or otherwise alienate their rights in the Share Purchase Plan.

Statement of Compensation	Page 26
Management Proxy Circular	Theratechnologies Inc.

At the election of an employee, the subscription price for Common Shares may be paid in cash or through an interest-free loan provided by the Corporation. The loans provided by the Corporation under the Share Purchase Plan may be repayable by equal withholdings from a participant’s salary for a period not exceeding two (2) years. All loans may be prepaid at all times. The loans granted to any employee at any time must not exceed 10% of his current annual gross salary. All Common Shares subscribed for through an interest-free loan are hypothecated to secure the full and final repayment of the loan and are held by the trustee, Computershare, until such full repayment. Loans are immediately due and repayable upon the occurrence of one of the following events: (i) the termination of the employment of an employee; (ii) the sale or seizure of the Common Shares being subject to a hypothec; (iii) the bankruptcy or insolvency of an employee; or (iv) the suspension of the payment of an employee’s salary or the revocation of his right to salary withholdings.
Shareholder approval is not required for all amendments to the Share Purchase Plan. For example, the Board of Directors may, without shareholder approval, make certain amendments of the following nature to the Share Purchase Plan such as: (i) formal minor or technical amendments to any provision of the Share Purchase Plan; (ii) corrections to any provision of the Share Purchase Plan containing an ambiguity, defect, error or omission; or (iii) changes that do not require shareholder approval as hereafter described. However, the following amendments require the approval by a majority of the shareholders present at a duly called shareholders’ meeting:
(a)	any extension of the term of the Share Purchase Plan;

(b)	any increase in the number of Common Shares reserved for issuance under the Share Purchase Plan;

(c)	any increase in the number of Common Shares that may be purchased annually by an employee;

(d)	any change in the formula to determine the subscription price of Common Shares; and

(e)	any increase in the amount an employee is authorized to borrow from the Corporation to purchase Common Shares under the Share Purchase Plan.
Indebtedness of Executive Officers
As at the date of the Circular, none of the executive officers was indebted to the Corporation.
2. Director Compensation
A. Determination of Director Compensation
The Corporation has adopted a compensation policy for its directors who are not employed on a full-time basis by the Corporation under which they are paid an annual retainer fee as well as attendance fees. In addition, the Corporation reimburses the reasonable expenses incurred by each director to attend meetings of the board or meetings of committees. In January 2008, the Compensation Committee met and reassessed the compensation paid to all board members, committee members and to the chairs of each committee. The last assessment of the compensation paid to individuals acting as board members, committee members and chairs of such committees had occurred in 2004. The assessment was based on a review of public documents filed by Canadian companies listed on the TSX or NASDAQ market. Criteria such as fields of operation, market capitalization, number of employees, stage of development, where applicable, and level of revenue were taken into consideration by the Compensation Committee in reviewing in 2008 the compensation paid to board members, committee members and to chairs of each committee. Based on the recommendation of the Compensation Committee, effective January 1, 2008, the Board of

Statement of Compensation	Page 27
Management Proxy Circular	Theratechnologies Inc.

Directors approved the compensation described in the table below for individuals who are not employees of the Corporation who act as board members, committee members and chairs of those committees.

Position at
Board Level or
Committee Level	Compensation	Number
Annual Retainer to Chair of the Board	$100,000
Annual Retainer to Board Members	$20,000
Annual Grant of Options	—	10,000
Attendance Fees Paid for Each Meeting of the Board of Directors
- in person	$2,000
- by conference call	$1,200
Annual Retainer to Chair of the Audit Committee	$10,000
Annual Retainer to Chair of each Committee (other than the Audit Committee)	$6,000
Annual Retainer to Committee Members	$4,000
Attendance Fees Paid for Each Meeting of a Committee(1)
- in person	$1,500
- by conference call	$1,200

(1)	No attendance fee is paid for meetings of the Finance Committee.
B. Director Compensation Table
The following table details all components of the compensation provided to the directors of the Corporation as at November 30, 2010 and the value thereof.

		Share-		Non-equity
		based	Option-based	incentive plan	Pension	All other
	Fees earned	awards	awards (2)	compensation	value	compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Gilles Cloutier	63,800	—	36,200	—	—	—	100,000
A. Jean de Grandpré	83,600	—	36,200	—	—	—	119,800
Robert Goyer (1)	40,300	—	36,200	—	—	—	76,500
Gérald A. Lacoste	78,133	—	36,200	—	—	—	114,333
Paul Pommier	197,967	—	36,200	—	—	—	234,167
Bernard Reculeau	42,500	—	36,200	—	—	—	78,700
Jean-Denis Talon	53,000	—	36,200	—	—	—	89,200

(1)	The services of Mr. Goyer are provided to the Corporation by Clinipharm (1987) Inc. (“Clinipharm”), a corporation controlled by Mr. Goyer, and all cash compensation for the services of Mr. Goyer is paid to this entity. Based on information received from Clinipharm as at April 13, 2011, Mr. Goyer received no compensation from Clinipharm from December 1, 2009 to November 30, 2010. All options are granted to Mr. Goyer, personally.

Statement of Compensation	Page 28
Management Proxy Circular	Theratechnologies Inc.

(2)	The value of the awards is comprised of one grant that occurred on June 8, 2010 (the “June 2010 Grant”). As part of the June 2010 Grant, each director who is not an employee of the Corporation was granted 10,000 options at an exercise price of $4.75. Each option has a ten-year term and vests on the date of grant. The terms and conditions of those options are governed by the Share Option Plan.

The value of the option-based awards was calculated using the Black-Scholes-Merton model and the IFRS using the following assumptions:

(i) Risk-free interest rate: 2.61%;

(ii) Expected volatility in the market price of the Common Shares: 81.77%;

(iii) Expected dividend yield: 0%; and

(iv) Expected life: 7.5 years

Fair value per option: $3.62
C. Incentive Plan Awards
Outstanding Option-Based Awards and Share-Based Awards
The table below details the outstanding option-based awards and the share-based awards as at November 30, 2010 for each of the directors who is not an employee of the Corporation.

	Option-Based Awards			Share-Based Awards
	Number of
	securities			Value of	Number of shares
	underlying			unexercised	or units of shares	Market or payout value
	unexercised	Option exercice		in-the-money	that have not	of share-based awards
	options	price	Option expiration	options (1)	vested	that have not vested
Name	(#)	($)	date	($)	(#)	($)

Gilles Cloutier	5,000	5.40	2013.05.07	1,250	—	—
	5,000	3.68	2014.05.03	9,850
	5,000	1.75	2015.05.06	19,500
	5,000	1.86	2016.03.30	18,950
	5,000	8.29	2017.03.29	—
	5,000	1.80	2018.12.18	19,250
	10,000	1.84	2019.03.28	38,100
	10,000	4.75	2020.06.08	9,000

A. Jean de Grandpré	5,000	11.80	2011.05.10	—	—	—
	5,000	10.55	2012.05.09	—
	5,000	5.40	2013.05.07	1,250
	5,000	3.68	2014.05.03	9,850
	5,000	1.75	2015.05.06	19,500
	5,000	1.86	2016.03.30	18,950
	5,000	8.29	2017.03.29	—
	5,000	1.80	2018.12.18	19,250
	10,000	1.84	2019.03.28	38,100
	10,000	4.75	2020.06.08	9,000

Robert Goyer	5,000	8.29	2017.03.29	—	—	—
	10,000	4.75	2020.06.08	9,000

Gérald A. Lacoste	5,000	1.86	2016.03.30	18,950	—	—
	5,000	8.29	2017.03.29	—
	5,000	1.80	2018.12.18	19,250
	10,000	1.84	2019.03.28	38,100
	10,000	4.75	2020.06.08	9,000

Statement of Compensation	Page 29
Management Proxy Circular	Theratechnologies Inc.

	Option-Based Awards			Share-Based Awards
	Number of
	securities			Value of	Number of shares
	underlying			unexercised	or units of shares	Market or payout value
	unexercised	Option exercice		in-the-money	that have not	of share-based awards
	options	price	Option expiration	options (1)	vested	that have not vested
Name	(#)	($)	date	($)	(#)	($)

Paul Pommier	5,000	11.80	2011.05.10	—	—	—
	5,000	10.55	2012.05.09	—
	5,000	5.40	2013.05.07	1,250
	5,000	3.68	2014.05.03	9,850
	5,000	1.75	2015.05.06	19,500
	5,000	1.86	2016.03.30	18,950
	5,000	8.29	2017.03.29	—
	5,000	1.80	2018.12.18	19,250
	10,000	1.84	2019.03.28	38,100
	10,000	4.75	2020.06.08	9,000

Bernard Reculeau	5,000	1.86	2016.03.30	18,950	—	—
	5,000	8.29	2017.03.29	—
	5,000	1.80	2018.12.18	19,250
	10,000	1.84	2019.03.28	38,100
	10,000	4.75	2020.06.08	9,000

Jean-Denis Talon	5,000	11.80	2011.05.10	—	—	—
	5,000	10.55	2012.05.09	—
	5,000	5.40	2013.05.07	1,250
	5,000	3.68	2014.05.03	9,850
	5,000	1.75	2015.05.06	19,500
	5,000	1.86	2016.03.30	18,950
	5,000	8.29	2017.03.29	—
	5,000	1.80	2018.12.18	19,250
	10,000	1.84	2019.03.28	38,100
	10,000	4.75	2020.06.08	9,000

(1)	The value of unexercised in-the-money options at financial year end is the difference between the closing price of the Common Shares on November 30, 2010 ($5.65) on the TSX and the respective exercise price of the options.

Statement of Compensation	Page 30
Management Proxy Circular	Theratechnologies Inc.

Incentive Plan Awards — Value vested or earned during the year
The table below shows the value vested or earned during the year under each incentive plan as at November 30, 2010 for each of the directors.

			Non-equity incentive
	Option-based awards	Share-based awards	plan compensation
	Value vested during	Value vested	Value earned
	the year (1)	during the year	during the year
Name	($)	($)	($)
Gilles Cloutier	200	—	—
A. Jean de Grandpré	200	—	—
Robert Goyer	200	—	—
Gérald A. Lacoste	200	—	—
Paul Pommier	200	—	—
Bernard Reculeau	200	—	—
Jean-Denis Talon	200	—	—

(1)	The value is determined by assuming that the options vested during the financial year would have been exercised on the vesting date. The value corresponds to the difference between the closing price of the Common Shares on the TSX on the vesting date ($4.77) and the exercise price of the options on that date ($4.75). Options granted to directors as part of the June 2010 Grant vested on their date of grant. In compliance with the Share Option Plan, the exercise price of the options was equal to the closing price of the Common Shares on the day preceding the date of grant of the options ($4.75).
D. Other Information
Indebtedness of Directors
As at the date of the Circular, none of the directors of the Corporation and proposed nominee for election as a director of the Corporation is indebted to the Corporation. During the financial year ended on November 30, 2010, none of the directors of the Corporation was indebted to the Corporation.
Liability Insurance of Directors and Officers
The Corporation purchases liability insurance for its directors and officers in the performance of their duties. These insurance policies also cover the directors and officers of the Corporation’s subsidiaries. During the fiscal year ended November 30, 2010, the policies provided maximum coverage of $20,000,000 per claim, subject to a $200,000 deductible per occurrence. Premiums paid by the Corporation for the policies amounted to $109,000. The policies and the premiums do not distinguish between the insurance for the directors’ liability and officers’ liability, the coverage being the same for both groups.

Statement of Compensation	Page 31
Management Proxy Circular	Theratechnologies Inc.

ITEM III. CORPORATE GOVERNANCE DISCLOSURE
The Board of Directors of the Corporation considers good corporate governance to be important to the effective operations of the Corporation and to ensure that the Corporation is managed so as to optimize shareholder value. The Nominating and Corporate Governance Committee is responsible for examining the Corporation’s needs in this regard and addressing all issues that may arise from its practices. This Committee ensures that the Corporation’s corporate governance practices comply with Regulation 58-101 respecting Disclosure of Corporate Governance Practices (Québec) and oversees their disclosure according to guidelines described in Policy Statement 58-201 to Corporate Governance Guidelines (Québec) (hereinafter collectively referred to as the “Regulation”).
1. Board of Directors
A. Independence
A majority of the Corporation’s directors are independent. Seven of the nine Board members meet the criteria for independence defined by the Regulation, as none of them have a direct or indirect material relationship with the Corporation.

Name	Independence	Material Relationship
Gilles Cloutier	Yes	None
A. Jean de Grandpré	Yes	None
Robert Goyer	Yes	None
Gérald A. Lacoste	Yes	None
Paul Pommier	Yes	None
Bernard Reculeau	Yes	None
Jean-Denis Talon	Yes	None
Luc Tanguay	No	Corporation Management
Yves Rosconi (1)	No	Corporation Management

(1)	Yves Rosconi was replaced as a director of the Corporation on December 2, 2010 by Mr. John-Michel Huss, the current President and Chief Executive Officer of the Corporation.
The Chairman of the Board of the Corporation is Paul Pommier, an independent director within the meaning of the Regulation.
B. Meetings of the Board
The table below details the directors’ attendances to the Board of Directors’ meetings held in the financial year ended on November 30, 2010.

Name	Number of Meetings	Attendance	Absence
Gilles Cloutier	9	8	1
A. Jean de Grandpré	9	9	0
Robert Goyer	9	9	0
Gérald A. Lacoste	9	9	0
Paul Pommier	9	9	0
Bernard Reculeau	9	9	0
Jean-Denis Talon	9	9	0
Luc Tanguay	9	9	0
Yves Rosconi	9	8	1

Corporate Governance Disclosure	Page 32
Management Proxy Circular	Theratechnologies Inc.

A meeting of independent directors, at which non-independent directors and members of management are not in attendance, is planned as the last item of each Board meeting. Accordingly, at the conclusion of each Board meeting, the Chairman determines, along with the other independent directors, the relevance of meeting without non-independent directors and members of management. During the financial year ended November 30, 2010, independent directors held three (3) meetings without members of management.
C. Other Board Memberships
No director of the Corporation is a board member of another reporting issuer.
2. Mandate of the Board of Directors
The Board of Directors adopted the written mandate attached hereto as Appendix C which defines its role and duties.
Consistent with its mandate of identifying key business risks facing the Corporation and implementing systems to manage those risks, during the financial year ended November 30, 2009, the Board of Directors undertook to review the various risks faced by the Corporation. To that end, the Board of Directors delegated to the Audit Committee the responsibility of supervising the management team involved in this process. The process was two-pronged: first, it consisted in identifying the most important risks to the Corporation and, second, it consisted in reviewing and testing the measures in place to manage the identified risks and, alternatively, create measures if none was in place. During the financial year ended November 30, 2010, many existing measures were tested and, where applicable, improved. In addition, where needed, certain measures were created to address certain risks.
3. Position Descriptions
The Board of Directors has developed written position descriptions for the Chairman of the Board and the Chairs of the Board’s Committees. A position description was also developed for the President and Chief Executive Officer.
4. Orientation and Continuing Education
The Orientation and Continuing Education Policy for newly appointed directors is attached hereto as Appendix D.
In the last financial year, the Corporation provided its directors with reading material covering topics in various fields, including biotechnology, corporate governance and executive compensation. Members of the Audit Committee also continued to educate themselves with the IFRS accounting rules adopted by the Corporation.
5. Ethical Business Code of Conduct
The Board of Directors has adopted a written ethical business code of conduct dated February 18, 2011 (the “Code of Ethics”) for the Corporation’s directors, executive officers and employees. The Code of Ethics contains rules regarding human rights laws, the confidentiality of the Corporation’s information, insider trading, conflicts of interest and the use of the Corporation’s information technology systems. The Code of Ethics encourages and promotes ethical business conduct that upholds integrity and fault prevention. The Code of Ethics is available on the Corporation’s website (www.theratech.com).

Corporate Governance Disclosure	Page 33
Management Proxy Circular	Theratechnologies Inc.

6. Corporate Governance and Nomination of Directors
The Nominating and Corporate Governance Committee is responsible for proposing new candidates for Board nominations and for reviewing the Corporation’s governance practices. This Committee is comprised exclusively of independent directors, namely Gerald Lacoste, who is the Chair, Gilles Cloutier, A. Jean de Grandpré, Robert Goyer and Paul Pommier. A copy of the Committee’s Charter is attached hereto as Appendix E.
The Nominating and Corporate Governance Committee met at the beginning of the current financial year to discuss various governance matters, including the election mode of directors, the assessment of the Board of Directors and each of its committees, the assessment of each director and each committee member and succession planning.
The table below details members’ attendance to the Nominating and Corporate Governance Committee’s meeting held in the financial year ended November 30, 2010.

Name	Number of Meeting	Attendance	Absence
Gérald A. Lacoste	1	1	0
Gilles Cloutier	1	1	0
Jean A. de Grandpré	1	1	0
Robert Goyer	1	1	0
Paul Pommier	1	1	0
7. Compensation
A. Independence
The Compensation Committee is responsible for examining matters relating to the compensation of directors and executive officers on behalf of the Board of Directors. The Compensation Committee is comprised exclusively of independent directors, namely A. Jean de Grandpré, who acted as Chair until December 31, 2010, Bernard Reculeau, Paul Pommier and Jean-Denis Talon, the current Chair. A detailed description of the procedure used by the Compensation Committee to establish compensation is provided under Item II of the Circular.
In the last financial year, the Compensation Committee retained the services of Tower Watson, an independent third-party consulting firm, to assess the long-term incentive plan for both the directors and executive officers. The work performed by Towers Watson resulted in the Board of Directors adopting the DSU Plan. For a description of the DSU Plan, see “Item II — Long-term Incentive Program — Description of the Deferred Share Unit Plan”.
B. Meetings of the Compensation Committee
The table below details members’ attendance to the Compensation Committee’s meetings held in the financial year ended November 30, 2010.

Name	Number of Meetings	Attendance	Absence
A. Jean de Grandpré	3	3	0
Paul Pommier	3	3	0
Bernard Reculeau	3	3	0
Jean-Denis Talon	3	3	0

Corporate Governance Disclosure	Page 34
Management Proxy Circular	Theratechnologies Inc.

8. Audit Committee
A. Independence
The Corporation has an audit committee comprised of three independent directors, namely Paul Pommier, who is the Chair, Gérald A. Lacoste and Jean-Denis Talon. Reference is made to Item 4.2 of the Corporation’s annual information form dated February 22, 2011 for a description of the Audit Committee.
Each member of the Audit Committee has acquired in-depth financial expertise giving each the ability to read and understand a set of financial statements which presents the breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised in the Corporation’s financial statements.
B. Meetings of the Audit Committee
The table below details members’ attendance to the Audit Committee’s meetings held in the financial year ended on November 30, 2010.

Name	Number of Meetings	Attendance	Absence
Gérald A. Lacoste	4	4	0
Paul Pommier	4	4	0
Jean-Denis Talon	4	4	0
A meeting of the members, at which members of management are not in attendance, is planned as the last item of each Audit Committee meeting when members of management are asked to attend Audit Committee meetings. Accordingly, at the conclusion of each Audit Committee meeting, the Chairman determines, along with the members, the relevance of meeting without members of management. During the last financial year ended November 30, 2010, members held 4 meetings without members of management.
9. Strategic Committee
The Strategic Committee was created in august 2007 to review potential strategic alternatives to enhance shareholder value such as the entering into of a co-promotion or a partnership agreement with regards to tesamorelin, the finding of a possible partner, acquiror or target business with a view to complete a merger, a sale or an acquisition. As a result of the announcement in October 2008 of the collaboration and licensing agreement entered into between the Corporation and EMD Serono, Inc., the mandate of the Strategic Committee was changed by the Board of Directors
The Strategic Committee currently has the following role and responsibilities:
-	to evaluate and review the various business alternatives of the Corporation for enhancing shareholder value (the “Strategic Alternatives”);

-	to make recommendations to the Board of Directors with respect to the Strategic Alternatives and to undertake a process it considers appropriate in order to provide such recommendations;

-	if one of the Strategic Alternatives is approved by the Board of Directors, to maintain, on behalf of the Board of Directors, a review of its implementation; and

-	to perform any action deemed necessary or advisable to comply with its duties and obligations under applicable laws.

Corporate Governance Disclosure	Page 35
Management Proxy Circular	Theratechnologies Inc.

Further to the announcement in June 2010 of the retirement of Mr. Yves Rosconi as President and Chief Executive Officer of the Corporation, the Strategic Committee became responsible to recruit a new President and Chief Executive Officer. In undertaking this mandate, the Strategic Committee retained the services of Egon Zehnder International, and independent third-party consulting firm specialized in the recruitment of senior executives. The Strategic Committee is composed of four (4) independent directors, namely Paul Pommier, who is the Chair, Gilles Cloutier, A. Jean de Grandpré and Gérald A. Lacoste.
The table below details the members’ attendance to the Strategic Committee’s meetings held in the financial year ended on November 30, 2010.

Name	Number of Meetings	Attendance	Absence
Gilles Cloutier	16	15	1
A. Jean de Grandpré	16	16	0
Gérald A. Lacoste	16	16	0
Paul Pommier	16	16	0
A meeting of the members, at which members of management are not in attendance, is planned as the last item of each Strategic Committee meeting when members of management are asked to attend Strategic Committee meetings. Accordingly, at the conclusion of each Strategic Committee meeting, the Chairman determines, along with the members, the relevance of meeting without members of management. During the last financial year ended November 30, 2010, members held ten (10) meetings without members of management.
10. Financing Committee
For the current financial year, the Financing Committee is composed of three (3) independent directors, namely A. Jean de Grandpré, who is the Chair, Paul Pommier and Jean-Denis Talon, and the President and Chief Executive Officer and the Senior Executive Vice President and Chief Financial Officer. The Financing Committee’s mandate is to study and analyze financing matters. No meeting of the Financing Committee was held in the financial year ended November 30, 2010.

Corporate Governance Disclosure	Page 36
Management Proxy Circular	Theratechnologies Inc.

ITEM IV. OTHER INFORMATION
1. Additional Documentation
The Corporation is a reporting issuer in all Canadian provinces and is required to file its financial statements and Circular with each Canadian Securities Commission. Each year, the Corporation also files an Annual Information Form with such commissions. The financial information of the Corporation is provided in the Corporation’s comparative financial statements and Management’s Discussion & Analysis for its fiscal year ended November 30, 2010. Copies of the Corporation’s financial statements, management proxy circular and Annual Information Form may be obtained on request to the Secretary of the Corporation at the following address: 2310 Alfred-Nobel Blvd, Montreal, Québec, H4S 2B4 or by consulting the SEDAR Website at www.sedar.com. The Corporation may require the payment of a reasonable fee if the request is made by someone other than a security holder of the Corporation, unless the Corporation is in the course of a distribution of its securities pursuant to a short-form prospectus, in which case these documents will be provided free of charge.
2. Approval by the Board Of Directors
The content and the sending of this Circular have been approved by the Board of Directors of the Corporation on April 14, 2011.
Montreal, Québec, April 14, 2011.
Jocelyn Lafond
Corporate Secretary

Other Information	Page 37
Management Proxy Circular	Theratechnologies Inc.

APPENDIX A
SPECIAL RESOLUTION OF THE SHAREHOLDERS OF
THERATECHNOLOGIES INC. (THE “CORPORATION”)
RESOLUTION 2011-1
AMENDMENT TO THE ARTICLES OF THE CORPORATION
BE IT RESOLVED:
1.	That the amendment to the articles of the Corporation to provide the directors with the right to appoint one or more additional directors to hold office for a term expiring not later than the close of the next annual shareholders meeting, subject to the total number of directors so appointed not exceeding one third of the number of directors elected at the previous annual shareholders meeting, be and is hereby approved;

2.	That the Corporation be, and it is hereby authorized, to file articles of amendment (the “Articles of Amendment”) with the Enterprise Registrar and any other competent regulatory authority;

3.	That any director or officer of the Corporation be, and is hereby authorized, to execute and deliver the Articles of Amendment and any other document and instrument and to take such other actions, for and on behalf of the Corporation, as such director or officer may deem necessary or advisable to give effect to this resolution in his entire discretion, his determination being conclusively evidenced by the execution and delivery of such documents or instruments and the taking of such actions.

Appendix A — Resolution 2011-1
Management Proxy Circular	Theratechnologies Inc.

APPENDIX B
COMPENSATION COMMITTEE CHARTER
I. Mandate
The Compensation Committee (the “Committee”) is responsible for assisting the Corporation’s Board of Directors (the “Board”) in overseeing the following:
A.	compensation of Senior Management;

B.	assessment of Senior Management;

C.	compensation of Directors;

D.	stock option grants;

E.	overall increase in total compensation.
II. Obligations and Duties
The Committee carries out the duties usually entrusted to a compensation committee and any other duty assigned from time to time by the Board. Specifically, the Committee is charged with the following obligations and duties:
A.	Compensation of Senior Management
1.	Develop a compensation policy for the Corporation’s Senior Management, notably the Senior Management compensation structure, annual salary adjustments as well as the creation and administration of short and long term incentive plans, stock options, indirect advantages and benefits proposed by the President and Chief Executive Officer.

2.	Review and establish all forms of compensation to Senior Management.

3.	Oversee, as required, employment contracts and terminations of Senior Management, notably severance pay.

4.	Oversee the Corporation’s annual report on Senior Management compensation part of the Corporation’s continuous disclosure requirements under applicable laws and regulations.
B.	Assessment of Senior Management
1.	Develop a written position description for the President and Chief Executive Officer.

2.	Establish general objectives annually for the President and Chief Executive Officer of the Corporation and for other members of senior management.

Appendix B — Compensation Committee Charter
Management Proxy Circular	Theratechnologies Inc.

3.	Examine and review annually the President and Chief Executive Officer’s performance against specific performance criteria pre-established by the Committee.

4.	Examine, in collaboration with the President and Chief Executive Officer, the annual performance assessment of other senior managers.
C.	Compensation of Directors
1.	Recommend to the Board approval of the Director’s Compensation Policy.

2.	Examine the compensation of Directors in relation to the risks and duties of their position.
D.	Stock Option Grants
1.	Oversee, review as needed and recommend Board approval of the Corporation Share Option Plan.

2.	The Committee may delegate, at its discretion, the plan’s administration to members of the Corporation’s Management and employees.

3.	Examine, oversee and recommend Board approval of stock option grants, specifically:
a.	the people to whom options are granted;

b.	the number of options granted;

c.	the exercise price of the options;

d.	the exercise period of the options; and

e.	all other conditions relating to options granted.
4.	Overall Increase in Total Compensation

Approve annually the Corporation’s increase in overall compensation.
III. External Advisors
In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Corporation shall provide the necessary funds to secure the services of such advisors.
IV. Composition of the Committee
The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Corporation, as determined by the Board, in accordance with applicable laws, rules and regulations.

Appendix B — Compensation Committee Charter
Management Proxy Circular	Theratechnologies Inc.

V. Term of the Mandate
Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next annual general meeting of shareholders, or until successors are so appointed.
VI. Vacancy
The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.
VII. Chairman
The Board appoints the Committee Chairman who will call and chair the meetings.
VIII. Secretary
Unless decided otherwise by resolution of the Board, the Secretary of the Corporation shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chairman. The Secretary is the guardian of the Committee’s records, books and archives.
IX. Meeting Proceedings
The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chairman, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone to carry out this duty.
X. Quorum and Vote
Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.
XI. Records
The Committee keeps records that are deemed necessary for its deliberations and reports to the Board on its activities and recommendations on a regular basis.
XII. Effective Date
This charter was adopted by the Directors at its May 3, 2004 Board meeting. It was amended by the Directors during the February 8, 2006 Board meeting.

Appendix B — Compensation Committee Charter
Management Proxy Circular	Theratechnologies Inc.

APPENDIX C
MANDATE OF THE BOARD OF DIRECTORS
I. Role
The Corporation’s Board of Directors (the “Board”) is ultimately responsible for the stewardship of the Corporation and executes its mandate directly or after considering recommendations from its related committees and Management.
Management is responsible for the Corporation’s day-to-day activities and is charged with realizing strategic activities approved by the Board within the scope of its authorized business activities, capitalization plan and Corporation directives. Management must report regularly to the Board on matters relating to short-term results and long-term development activities.
II. Obligations and Responsibilities
The Board carries out the functions, performs duties and assumes the responsibilities entrusted by the laws and regulations. The Board may delegate some of its responsibilities to Board committees and Management within the scope of the Corporation’s General By-laws, the laws and the regulations. Therefore, day-to-day management of the Corporation’s activities is entrusted to Senior Management, which reports directly to the Board. One of the key functions of the Board is to appoint the senior management team.
The functions and duties of Board members include, without limitation, the following functions and duties:
A.	Appointment, assessment, succession planning of Senior Management
1.	Select and appoint the President and Chief Executive Officer of the Corporation.

2.	Oversee the appointment of other members of Senior Management.

3.	Ensure that the Corporation has a succession plan for the President and Chief Executive Officer.

4.	Monitor the performance of the President and Chief Executive Officer and others Executive Officers, with respect to pre-established objectives.
B.	Compensation of Directors
1.	Establish the compensation of Directors.
C.	Strategic Direction and Planning
1.	Adopt the Corporation’s strategic planning process.

2.	Approve the Corporation’s strategic plan and review Senior Management’s performance in implementing the plan.

Appendix C — Mandate of the Board of Directors
Management Proxy Circular	Theratechnologies Inc.

3.	Review the strategic plan annually, taking into account opportunities and risks, and monitoring the Corporation’s performance against the plan.

4.	Review and approve the Corporation’s annual plans towards financing the strategic plan.

5.	Review and approve the Corporation’s annual operating budget.

6.	Identify key business risks facing the Corporation and the implementation of appropriate systems to manage these risks.

7.	Discuss with Management how the strategic environment is changing and the key strategic issues.
D.	Corporate Behaviour and Governance
1.	Develop an approach to corporate governance, including the determination of principles and guidelines for the Corporation.

2.	Obtain reasonable assurance of the integrity of the President and Chief Executive Officer and other senior members of Management, and that they uphold principles of integrity within the ranks of the Corporation.

3.	Oversee the implementation of a Corporation disclosure policies and procedures.

4.	Monitor the integrity of the Corporation’s internal controls and disclosure systems.

5.	Be available to receive feedback from stakeholders, which must be provided in writing, at the Corporation’s head office, bearing the mention “Confidendial”.
E.	Personal Behaviours
1.	Keep up-to-date with the regular programs and employees of the Corporation.

2.	Upon request, join a committee and actively participate at its meetings.

3.	Be accessible, at least by telephone, to personnel and other Corporation Directors, as required.

4.	Keep confidential information discussed during meetings.

5.	Attend regular and special Board meetings.

6.	Get to know other members of the Board and promote collegial decision-making.
III. External Advisors
In discharging its duties and responsibilities, the Board is empowered to retain external legal counsel or other external advisors, as appropriate. The Corporation shall provide the necessary funds to secure the services of such advisors.

Appendix C — Mandate of the Board of Directors
Management Proxy Circular	Theratechnologies Inc.

IV. Composition of the Board
The Board consists of such number of Directors as the Board may determine from time to time by resolution. The Board must assure itself that it is composed of Directors that are sufficiently familiar with the business of the Corporation, and the risks it faces, to ensure active and effective participation in the deliberations of the Board. Directors should have diverse backgrounds and personal characteristics and traits as well as competencies and expertise that add value to the Corporation. Finally, a majority of the Directors must be independent for the purposes of National Policy 58-201 Corporate Governance Guidelines.
V. Board Meeting Procedures
The Board follows the procedure established in the Corporation’s General By-Laws.
VI. Records
The Corporation’s Secretary keeps the records required by law and any other relevant document.
VII. Effective Date
This written mandate was adopted by the Directors at its February 8, 2006 Board meeting.

Appendix C — Mandate of the Board of Directors
Management Proxy Circular	Theratechnologies Inc.

APPENDIX D
DIRECTOR ORIENTATION AND CONTINUING EDUCATION POLICY
The Board must first ensure that every new nominee as Director possesses the necessary skill, expertise, availability and knowledge to properly fulfil its mandate. Once a Director is effectively elected, the Chairman of the Board, the President and Chief Executive Officer and Secretary provide him with the specific information required for a well-informed contribution.
I. Purpose
The purpose of this Director Orientation and Continuing Education Policy (the “Policy”) is to set forth the Corporation’s process of orientation for newly appointed Corporation Directors to familiarize them with the role of the Corporation’s Board of Directors, its committees, its directors, and the nature and operation of the Corporation’s business activities. The Policy also indicates the elements of continuing education of the Board of Directors to ensure the Corporation Directors maintain the skill and knowledge necessary to fulfill their obligations as directors.
II. Orientation of New Directors
Newly appointed Directors first meet with the Chairman of the Board to discuss the functioning of the Board of Directors. Then, they meet with the President and Chief Executive Officer to discuss the nature and operation of the Corporation’s business activities. As required, meetings may be set up with other Senior Managers to further clarify some of the Corporation’s business activities. Finally, the Secretary provides new directors with the following documents:
A.	Copies of Board meeting minutes and written resolutions since the beginning of the fiscal year (which may include those of the preceding fiscal year, depending of the date of appointment), including a copy of the minutes of the last annual meeting;

B.	A schedule of Board Meetings for the year;

C.	The disclosure policies et procedures and the “Undertaking” form (for signature);

D.	The policy on insider trading in force at Theratechnologies (with mention to register as an insider with the Canadian securities agency through SEDI.ca and to prepare an initial insider report within ten (10) days following appointment);

E.	Theratechnologies’ Share Option Plan;

F.	The latest annual report and accompanying information on Theratechnologies (fact sheet, latest press releases, latest annual information form and corporate presentation);

G.	The Director Disclosure Form (to complete and return within afforded time);

H.	The General By-Laws, the Board’s written mandate, the Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Charter; and

I.	The Directors and Senior Management coverage and compensation.

Appendix D — Director Orientation and Continuing Education Policy
Management Proxy Circular	Theratechnologies Inc.

III. Continuing Education
The following actions are taken to ensure the continuing education of Directors:
A.	Management provides Directors, from time to time, with pertinent articles and books relating to the Corporation’s business, its competitors, corporate governance and regulatory issues;

B.	Key Corporation executives make regular presentations to the Board on business activities;

C.	Certain consultants present to the Board on matters relevant to their role and duties. Consultants such as insurance brokers presenting on risks faced by the Corporation or consultants presenting a long-term strategy for the Corporation;

D.	The Secretary offers Directors continuing education in the form of presentations on new legal and regulatory requirements that impact the Board.
IV. Review
This Policy is reviewed and modified when the Board of Directors considers it necessary and desirable.

Appendix D — Director Orientation and Continuing Education Policy
Management Proxy Circular	Theratechnologies Inc.

APPENDIX E
NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER
I. Mandate
The Nominating and Corporate Governance Committee (the “Committee”) is responsible for assisting the Corporation’s Board of Directors (the “Board”) in overseeing the following:
A.	Recruit candidates for the Board;

B.	Review the size of the Board;

C.	Composition of the Board;

D.	Function of the Board;

E.	Orientation and education of Board members; and

F.	Governance.
II. Obligations and Duties
The Committee carries out the duties usually entrusted to a Nominating and Corporate Governance Committee and any other duty assigned from time to time by the Board. Specifically, the Committee is charged with the following obligations and duties:
A.	Recruit Candidates for the Board
1.	Identify potential candidates as members of the Corporation’s Board of Directors. In so doing, the Committee will consider:
a.	independence of candidates under the terms of National Policy 58-201 on corporate governance;

b.	the competencies, skills and personal characteristics sought in candidates. The Committee will determine what it considers necessary by assessing competencies, skills and personal characteristics of the candidates in relation to: (1) those generally required by the Board; (2) those already present in other Board members; and (3) those which are a welcome addition; and

c.	the availability of candidates.
2.	All Board members may submit to the Committee potential candidates for membership, and the Committee shall review such candidates in light of above described competencies and skills desirable for the Board.
3.	The Committee shall proceed as follows for the recruitment of candidates:

Appendix E — Nominating and Corporate Governance Committee Charter
Management Proxy Circular	Theratechnologies Inc.

a.	as it is determined by the Committee and the Board of Directors that Board vacancies must be filled or new members are desirable, the Chairman of the Board of Directors shall make contact with candidates that have been identified by the Committee per the above described criteria;

b.	upon a positive evaluation by the Chairman of the Board of Directors and positive reaction from the candidate, at least two (2) members of the Board shall meet with the candidate; and

c.	upon a positive evaluation by the two (2) Board members and the continuing interest of the candidate, the Committee shall make a recommendation to the Board of Directors, providing all pertinent background information for analysis and discussion by the Directors.
B.	Board Size

The Board must be composed of 3 to 20 directors, as per the Corporation’s articles of incorporation and by law. As provided under the terms of the Corporation General By-Laws, the Board shall exercise its power to establish by resolution the exact number of directors. In this regard, the duties of the Committee are as follows:
1.	Examine the size of the Board annually in view of assessing its effectiveness.

2.	Consider modifications to the number of constituting members and issue its recommendations to the Board.
C.	Composition of the Board
1.	Ensure that the Board is composed of Directors that are sufficiently familiar with the business of the Corporation, and the risks it faces, to ensure active and effective participation in the deliberations of the Board.

2.	Ensure that Directors have diverse backgrounds and personal characteristics and traits as well as competencies and expertise that add value to the Corporation.

3.	Ensure that a majority of the directors are independent directors for the purposes of National Policy 58-201 Corporate Governance Guidelines.
D.	Board Functioning
1.	Examine the Board’s functions and issue recommendations as to its obligations and role. Among others, the Committee must regularly review the Board’s written mandate.

2.	Determine and review, as needed, the roles and mandates of Board committees and issue recommendations.
E.	Orientation and Continuing Education of Board Members

Develop an orientation and continuing education policy for Directors.

Appendix E — Nominating and Corporate Governance Committee Charter
Management Proxy Circular	Theratechnologies Inc.

F.	Governance
1.	Follow corporate governance developments and, as required, advise the Board of appropriate actions.

2.	Examine appropriate actions to promote ethical business conduct, issue relevant recommendations to the Board and oversee their implementation.

3.	Examine conflict of interest issues that may be brought to the attention of the Board and offer solutions.
III. External Advisors
In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Corporation shall provide the necessary funds to secure the services of such advisors.
IV. Composition of the Committee
The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Corporation, as determined by the Board in accordance with applicable laws, rules and regulations.
V. Term of the Mandate
Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next Annual General Meeting of Shareholders, or until successors are so appointed.
VI. Vacancy
The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.
VII. Chairman
The Board appoints the Committee Chairman who will call and chair the meetings.
VIII. Secretary
Unless decided otherwise by resolution of the Board, the Secretary of the Corporation shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He must provide notification of meetings as directed by the Committee Chairman. The Secretary is the guardian of the Committee’s records, books and archives.
IX. Meeting Proceedings
The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chairman, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly.

Appendix E — Nominating and Corporate Governance Committee Charter
Management Proxy Circular	Theratechnologies Inc.

In the absence of the regularly appointed Secretary, Committee members shall designate someone to carry out this duty.
X. Quorum and Vote
Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.
XI. Records
The Committee keeps records that are deemed necessary for its deliberations and reports to the Board on its activities and recommendations on a regular basis.
XII. Effective Date
This charter was adopted by the Directors during the February 8, 2006 Board meeting.

Appendix E — Nominating and Corporate Governance Committee Charter
Management Proxy Circular	Theratechnologies Inc.